

January 19, 2012

<u>Via Facsimile</u>
Ms. Peggy Schaefer
Treasurer
BOL Bancshares, Inc.
300 St. Charles Avenue
New Orleans, LA 70130

     Re: **BOL Bancshares, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2010
             Filed March 31, 2011
             Form 10-Q/A for the Quarterly Period Ended June 30, 2011
             Filed August 30, 2011
             File No. 000-16934

Dear Ms. Schaefer:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Amit Pande

                             Amit Pande
                             Accounting Branch Chief